ROYAL STANDARD MINERALS, INC.

C.U.S.I.P. 780919 106 TSX VENTURE: RSM

S.E.C. FILED: FORM 20F LISTED: S&P AND MOODY’S

FIRST CLOSING OF PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, APRIL 4, 2005: ROYAL STANDARD MINERALS INC., (TSX-V-RSM) Royal Standard Minerals Inc. (the “Corporation”) is pleased to announce that on March 31, 2005 it completed a first closing of the private placement of 8,750,000 units of the Corporation (the “Units”) at $0.35 per Unit, raising gross proceeds of $3,062,500. Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”). Each Warrant is exercisable at $0.50 into one common share of the Corporation on or before March 31, 2007.

Canaccord Capital Corporation (“Canaccord”) acted as agent in this financing. As partial compensation for its services, Canaccord received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one common share of the Corporation at an exercise price of $0.50 on or before March 31, 2007.

All securities issued in connection with the private placement are subject to resale restriction preventing such securities from being resold prior to August 1, 2005.

The proceeds of the private placement will be used to complete construction of the Company’s Gold Wedge project surface and underground facilities in Nye County, Nevada.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press release.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Corporation may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Corporation.

For More Information Please call Roland Larsen @ 804-580-8107 or FAX @ 804-580-4132 Visit our website at http://www.royal-standard.com

Royal Standard shares are traded on the TSX Venture Exchange, symbol: RSM